UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of: September, 2024

Commission File Number: 001-39557

Siyata Mobile Inc.

(Translation of registrant’s name into English)

7404 King George Blvd., Suite 200, King’s Cross

Surrey, British Columbia V3W 1N6, Canada

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F      ☐ Form 40-F

Resignation and Appointment of Independent Director(s)

On August 29, 2024, Mr. Stephen Ospalak notified Siyata Mobile Inc., a British Columbia (Canada) company (“Company”) of his resignation as a director, the chairperson of the Compensation Committee, and a member of the nominating and corporate governance committee and the audit committee of the Company, effective immediately. Mr. Ospalak has advised that his resignation was due to personal reasons and not a result of any disagreement with the Company on any matter related to the operations, policies, or practices of the Company.

To fill in the vacancies created by the resignation of Mr. Ospalak, on September 1, 2024, the board of directors (the “Board”) of the Company appointed Mr. Campbell Becher to serve as an independent director of the Company, effective immediately. Mr. Becher will act as a member of the nominating and corporate governance committee, compensation committee, and the audit committee.

The following is the biographical information of Mr. Campbell Becher.

Campbell Becher is the Chief Executive Officer of IberAmerican Lithium, and has held that position since September 2023. Mr. Becher has also been president or Orchid Capital Partners Corp. since 2014, and has over 20 years of experience in investment banking, including the founding of Byron Capital Markets, an investment bank focused on the electric metals sector. Mr. Becher served as Byron’s CEO from 2008 to 2014 and led its sponsorship of the Electric Metals Conference for several years as well as sponsoring the Industrial Minerals World Lithium Conference. Mr. Becher currently serves as a board member at Royal Helium Ltd. and Strategic Minerals Europe Corp. and previously served as a Managing Director at Haywood Securities Inc. Mr. Becher attended both Lakehead University and Brock University studying Business Administration.

The Company’s press release related to the current matter is furnished as Exhibit 99.1 to this Report and is incorporated herein by reference.

Additional Investment in Canadian Towers & Fiber Optics Inc.

Additionally, on August 29, 2024, the Company also completed its additional round of strategic investment in Canadian Towers & Fiber Optics Inc. (“Canadian Towers”), a developer of fiber optic systems for the telecommunications sector, for a total additional amount of $300,000 paid in cash. Pursuant to this, the Company entered into a Subscription Agreement, dated August 29, 2024 with the Canadian Towers (the “Subscription Agreement”), pursuant to which the Company agreed to acquire from the Canadian Towers, an aggregate of 283,795 common shares, no par value per share (the “Shares”) of the Company, at a purchase price of $1.0571 per Share, for an aggregate purchase price of $ 300,000.00. The description of terms and conditions of Subscription Agreement set forth herein does not purport to be complete and is qualified in its entirety by the full text of the Subscription Agreement, a version of which is attached hereto as Exhibits 10.1.

Forward Looking Statements

This Report of Foreign Private Issuer on Form 6-K contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. Because such statements deal with future events and are based on the Company’s current expectations, they are subject to various risks and uncertainties, and actual results, performance or achievements of the Company could differ materially from those described in or implied by the statements in this Report. The forward-looking statements contained or implied in this Report are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in the Company’s final prospectus filed with the Securities and Exchange Commission (“SEC”) on April 8, 2024, and in any subsequent filings with the SEC. Except as otherwise required by law, the Company undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites and social media have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this Report. The Company is not responsible for the contents of third party websites.

EXHIBIT INDEX

Exhibit No.	Description
10.1	Subscription Agreement dated August 29, 2024 by and between the Company and the Canadian Towers & Fiber Optics Inc.
99.1	Press release dated September 3, 2024.

Pursuant to the requirements of the Securities Exchange Act of 1934, the Company has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: September 3, 2024	SIYATA MOBILE INC.

	By:	/s/ Marc Seelenfreund
	Name:	Marc Seelenfreund
	Title:	Chief Executive Officer

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